

10036046

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 16 2010
Washington, DC
110

SEC FILE NUMBER
8- 52608

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISERoute, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

744 Broad Street - Suite 2300
(No. and Street)

Newark	New Jersey	07102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David Mitchell (973)286-8770
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, P.C.
(Name – *if individual, state last, first, middle name*)

One Spring Street	New Brunswick	New Jersey	08901
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISERoute, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BRIAN M CAPUANO
Notary Public
State of New Jersey
My Commission Expires Apr 28, 2011

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Order Execution Services Holdings, Inc.:

We have audited the statement of financial condition of ISERoute, LLC (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) (the "Company"), as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ISERoute, LLC, as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

March 11, 2010
New Brunswick, NJ

ISERoute, LLC
(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)
Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	52,945
Deposit at clearing organization		100,043
Receivables from customer		33,496
Other assets		891
	$	187,375
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	5,157
Due to affiliate		1,706
Total Liabilities		6,863
Member's equity		180,512
	$	187,375

The Notes to Financial Statement are an integral part of this statement.

1. Organization

ISERoute, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company was formed under the Limited Liability Company laws of the State of New York. The Company is a single-purpose broker-dealer acting as the outbound router exchange facility for the International Securities Exchange ("ISE") and is a member of the ISE.

The Company is dependent on its single-member Parent with respect to its expense sharing agreement. The Parent has experienced net losses and negative cash flows from operating activities. Management has taken steps to reduce its operating losses, including a restructuring in October 2009, which reduced fixed costs by approximately 30 percent, a capital raise that has resulted in net new funding of approximately $660,000 through March 11, 2010, and restructuring initiatives with respect to its current indebtedness.

2. Significant Accounting Policies

Revenue Recognition

The Company records proprietary transactions in securities and the related revenue and expenses on a trade-date basis.

In conjunction with the services the Company provides, it is subject to certain fees, such as Section 31 transaction fees, that it passes along to its customers. The Company follows the accounting pronouncement *Reporting Revenue Gross as a Principal versus Net as an Agent*, and has determined that it is the primary obligor in the arrangement and accordingly includes these amounts in gross revenue and expenses. For the year ended December 31, 2009, $16,513 is included in gross revenue and expense in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables and Credit Policy

Receivables are obligations due from the customer under terms requiring payments up to sixty days from the service date. The Company does not accrue interest on unpaid receivables. Payments of accounts receivable are allocated to specific invoices identified on the customer's remittance advice or, if unspecified, are applied to earliest unpaid invoices. Customer receivable balances with invoice dates over ninety days are reviewed for delinquency. Management reviews these accounts taking into consideration the size of the outstanding balance and the past history with the customer. Accounts receivable are stated at the amount management expects to collect from balances outstanding at year end. The carrying amount of receivables is reduced by a valuation allowance that reflects management's best estimate of the amount that will not be collected. Management concluded that no allowance was necessary at December 31, 2009.

Concentration of Credit Risk
The Company maintains cash balances, with financial institutions in amounts which, at times, are more than amounts insured by the Federal Deposit Insurance Corporation. Management monitors the soundness of these institutions and has not experienced any credit losses with this institution. As described in Note 1, 100 percent of the Company's revenue and receivables are derived from transactions with the International Securities Exchange.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6-2/3 percent of aggregate indebtedness. Net capital and aggregate indebtedness change from day to day. At December 31, 2009, the Company had net capital of $141,125, which was $136,125 in excess of its required net capital of $5,000. At December 31, 2009, the Company's ratio of aggregate indebtedness to net capital was 0.0486 to 1.

4. Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities include the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

5. Related Party and Affiliated Transactions

The Company is a wholly owned subsidiary of Order Execution Services Holdings, Inc. (the "Parent") and shares common management with all of the Parent's other wholly-owned and majority owned subsidiaries, which include: OES Brokerage Services, LLC; Pro Securities, LLC; Order Execution Services, LLC; Princeton Financial Technology Group, LLC and OTR, LLC.

The Company has an expense sharing arrangement with the Parent and the other affiliated companies. Under the provisions of the expense sharing arrangement, certain common expenses are paid by the Parent and an affiliate and allocated to the Company. During the year, the Parent and affiliates paid $335,130 of general and administrative expenses on behalf of the Company. The Company also pays OTR, LLC a monthly fee of $6,500 for systems and maintenance support, which totaled $78,000 for the year and is included in professional expenses in the statement of operations.

Additionally, the Company uses the broker-dealer services of an affiliate to route orders, and as such, incurs clearing and exchange fees. Included in clearing and exchange fees in the statement of operations is $281,531 charged from this affiliate.

At December 31, 2009, the Company had $1,706 of non-interest bearing loans payable to an affiliate and no amounts due from the Parent. During the year, the Company advanced funds to the Parent, $201,064 of which was reclassified to a distribution.

6. Income Taxes – Allocated from Parent

The Company is a single-member LLC and its taxable income (loss) is included in the Parent's consolidated tax return. The benefit from income taxes presented in the statement of operations represents the Company's share of the Parent's current and deferred income taxes, and is allocated based on an informal tax sharing arrangement, which allocates that benefit or provision based on the Company's taxes as if it filed its own tax returns.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2009.

7. Commitments and Contingencies

The Company is party to an agreement with the International Securities Exchange ("ISE") to provide outbound routing services. This agreement authorizes the Company to setup and to operate the outbound router facility and continues through December 31, 2010, thereafter the agreement automatically renews for one year periods. Additionally, the agreement has a revenue sharing component which provides ISE with 50 percent of the net revenue earned subject to a monthly minimum revenue floor. As of December 31, 2009, the Company has $33,496 due from ISE.

8. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of March 11, 2010, the date for which the financial statements were available to be released. Based upon this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

One Spring Street
New Brunswick, New Jersey 08901 USA
732 828 1614 . fax 732 828 5156
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

To the Board of Directors,
Order Execution Services Holdings, Inc.:

In planning and performing our audit of the financial statements of ISERoute, LLC, (a wholly-owned subsidiary of Order Execution Services Holdings, Inc.) (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of the Company, to achieve all the divisions of duties and crosschecks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

March 11, 2010
New Brunswick, NJ



WithumSmith+Brown, PC
Certified Public Accountants and Consultants

Public Report

ISERoute, LLC

(a Wholly-Owned Subsidiary of Order Execution Services Holdings, Inc.)

Statement of Financial Condition

December 31, 2009

With Independent Auditors' Report

and

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3